SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)

OBAGI MEDICAL PRODUCTS, INC.

(Name of Subject Company)

OBAGI MEDICAL PRODUCTS, INC.

(Name of Person(s) Filing Statement)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

67423R108

(CUSIP Number of Class of Securities)

Laura B. Hunter

Vice President, General Counsel

and Secretary

3760 Kilroy Airport Way, Suite 500

Long Beach, CA 90806

(562) 628-1007

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of the Person(s) Filing Statement)

Copies to:

Wesley C. Fredericks

Kevin T. Collins

Jason M. Casella

Jenner & Block LLP

919 Third Avenue

New York, NY 10022-3908

(212) 891-1600

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Obagi Medical Products, Inc., a Delaware corporation (the “Company”), initially filed on March 26, 2013, and amended on April 2, 2013, April 3, 2013, and April 4, 2013 (as amended, the “Initial Schedule 14D-9”). The Initial Schedule 14D-9 and this Amendment relate to the cash tender offer by Odysseus Acquisition Corp., a Delaware corporation (“Purchaser”) and wholly owned subsidiary of Valeant Pharmaceuticals International, a Delaware corporation (“Parent”) and a wholly owned subsidiary of Valeant Pharmaceuticals International, Inc., a Canadian corporation (“Valeant”), disclosed in a Tender Offer Statement on Schedule TO, filed on March 26, 2013, as amended on April 4, 2013 and April 5, 2013 (the “Schedule TO”), to purchase all outstanding Shares of the Company for $24.00 per Share, net to the seller in cash, without interest (less any applicable withholding tax) , upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 26, 2013 and the related Letter of Transmittal, which were filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B) thereto (which, as amended or supplemented from time to time, together constitute the “Offer”).

Except as otherwise set forth below, the information set forth in the Initial Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Initial Schedule 14D-9.

Item 8.	Additional Information.

Item 8 of the Initial Schedule 14D-9 is hereby amended and supplemented by deleting the second paragraph in the section captioned “Regulatory Approvals—U.S. Antitrust” and replacing it in its entirety with the following:

The Company and Valeant each filed a Premerger Notification and Report Form under the HSR Act with respect to the Offer with the Antitrust Division and the FTC on March 25, 2013. Valeant has informed the Company that, after consultations with the staff of the FTC, on April 4, 2013 Valeant voluntarily withdrew and re-filed its Premerger Notification and Report Form under the HSR Act with respect to the Offer with the Antitrust Division and the FTC. Valeant has informed the Company that it believes that the voluntary withdrawal and re-filing of its Premerger Notification and Report Form may facilitate the completion of the FTC’s review of the Offer and the Merger.

The waiting period applicable to the purchase of Shares pursuant to the Offer will expire at 11:59 p.m., New York City time, on April 19, 2013, unless terminated earlier by the Antitrust Division or the FTC. The Offer is currently scheduled to expire at 12:00 midnight, New York City time, on April 23, 2013 (one minute after 11:59 p.m., New York City time, on April 22, 2013), unless the Offer is extended or earlier terminated by the Purchaser. Before the expiration of the current waiting period under the HSR Act, the Antitrust Division or the FTC may extend the waiting period by requesting additional information or documentary material relevant to the Offer from us. If such a request is made, the waiting period will be extended until 11:59 p.m., New York City time, 10 calendar days after our substantial compliance with such request. Thereafter, such waiting period can be extended only by court order or agreement of the Company, Parent, Purchaser and the Antitrust Division or the FTC, as applicable. If either 15-day or 10-day waiting period expires on a Saturday, Sunday or legal public holiday, then the period is extended until 11:59 p.m. the next day that is not a Saturday, Sunday or legal public holiday. The Company and Valeant have made a request pursuant to the HSR Act for early termination of the waiting period applicable to the Offer. There can be no assurance, however, that the 15-day HSR Act waiting period will be terminated early.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

OBAGI MEDICAL PRODUCTS, INC.

By:	/s/ Albert F. Hummel
Name: Albert F. Hummel
Title: President & Chief Executive Officer

Dated: April 5, 2013